Amendment to the Bylaws of Charter Financial Corporation

Adopted April 24, 2018

In accordance with the Maryland General Corporation Law, the Articles of Amendment and Restatement of Charter Financial Corporation (the “Corporation”) and the Bylaws of the Corporation (the “Bylaws”), the Bylaws are hereby amended to add a new Article VII, which reads as follows:

ARTICLE VII
EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law or the articles of incorporation or Bylaws of the Corporation (as either may be amended from time to time), or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Maryland (or, if no state court located within the State of Maryland has jurisdiction, the federal district court for the District of Maryland).

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